To: The Net/Tech Board

From: Ronald J. Heagle

Subject: Ronald J. Heagle Resigning From The Board

I am resigning my board position as of today, October 15, 1998. My reasons are because the company has no capital to operate the long term plan that was agreed to when I joined the company, and the actions to dismiss me as President and Chief Operating Officer, in today's Board meeting, did not disclose as joint management decisions were always made between myself and Glenn Cohen. Since the company was undercapitalized, most of the long-term plans were undeliverable. Not only did I put in one year of hard work and effort to give the company introductions to many of our industries largest customers, associations and strategic partners but also invested considerable personal money and worked foregoing pay through the difficult times. I ask that my letter of resignation be part of a form 8-K that will also go out with the Shareholder Proxy within the next five days.